Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Six Months Ended June 30, 2011

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company”) is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

Headquartered in Edmonton, Alberta, Millar Western is a privately owned forest products company producing softwood (spruce, pine, fir, or SPF) lumber for sale into the North American and Asian residential and commercial construction markets, as well as softwood, hardwood and blended bleached chemi-thermo-mechanical pulp (BCTMP), which is sold internationally for use in various grades of paper and paperboard. The Company has lumber facilities operating in Whitecourt and Boyle, Alberta, and a third in Fox Creek, Alberta, that is currently under reconstruction; its pulp mill is located in Whitecourt.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company’s financial reporting has transitioned to be in accordance with International Financial Reporting Standards (“IFRS”). The first full year of reporting under IFRS will be 2011, with comparable periods in 2010, starting with the January 1, 2010, balance sheet, being restated. Principal impacts on the Company’s balance sheet and net income have been previously identified in the Company’s filings. In addition, certain revenue and cost items have been reclassified, which affect the calculation of earnings before interest, taxes, depreciation and amortization (“EBITDA”). The transition and reconciliation to previously released results are explained in notes 2 and 3 accompanying the financial statements. Financial statements prepared in accordance with IFRS may differ from financial statements prepared in accordance with U.S. GAAP.

EBITDA is referenced throughout this document, since the Company believes it is a useful indicator of cash generation before debt servicing and appropriate income taxation provisions for the Company and its individual segments. EBITDA is not a generally accepted measure, nor does it have a standardized meaning prescribed under IFRS. The Company defines EBITDA as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes gains or losses on foreign exchange or commodity hedging, foreign exchange impact on working capital balances, with the realized portion of such income or expense being included in EBITDA and the unrealized portion being included in the determination of operating earnings. The Company cautions against the use of EBITDA as a comparative tool, as its definition among industry participants may differ.

The information in this MD&A is as of August 4, 2011, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three and six months ended June 30, 2011, and comparable periods.

	Three months ended			Six months ended
	Jun. 30/11	Mar. 31/11	Jun. 30/10	Jun. 30/11	Jun. 30/10
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Statements of earnings data:
Revenue	$71.8	$69.7	$74.3	$141.5	$139.9
Cost of products sold	52.3	48.8	45.0	101.1	86.9
Freight and other distribution costs	11.9	12.0	11.4	23.9	22.5
Depreciation and amortization	2.8	2.8	2.7	5.6	5.5
General and administration	3.6	3.7	3.2	7.2	6.1
Profit sharing	0.4	0.2	1.0	0.6	1.0
Other (income) expenses	(12.1)	(2.7)	(7.7)	(14.8)	(0.2)
Operating earnings	$12.9	$5.1	$18.5	$18.0	$18.0
Financing expenses - net	(4.3)	(3.7)	(4.6)	(8.0)	(9.1)
Refinancing expenses	(4.6)	0.0	0.0	(4.6)	0.0
Exchange gain (loss) on long-term debt	0.8	4.8	(9.3)	5.5	(2.6)
Earnings before income taxes	$4.8	$6.1	$4.7	$10.9	$6.4
Income tax recovery (expense)	(1.3)	(1.0)	(2.3)	(2.3)	(2.0)
Net earnings	$3.5	$5.1	$2.4	$8.6	$4.4
Other comprehensive loss, net of tax	0.0	0.0	0.0	0.0	0.0
Comprehensive income	$3.5	$5.1	$2.4	$8.6	$4.4

Other data:
Average exchange rate (US$/C$1.00)[1]	1.033	1.014	0.974	1.024	0.967
Period end exchange rate (US$/C$1.00)	1.037	1.031	0.939	1.037	0.939

The Company’s results for the current periods reflect the same market dynamics that have been challenging the forest products industry for some time – the negative impact of ongoing demand-supply imbalances, currently affecting both softwood lumber and BCTMP, exacerbated by the ongoing impact of a strong Canadian dollar on revenues from products priced in U.S. dollars. There appears to be no immediate relief at hand, as generally weak economic conditions and high unemployment levels in the U.S. continue to undermine any potential for a recovery in new-home construction levels or a return to more favourable exchange rates. On a global scale, economic challenges have reduced demand for paper and pulp, delaying the absorption of new BCTMP capacity introduced to the marketplace in late 2010.

Despite these negative factors, the Company posted revenue of $71.8 million for the quarter and $141.5 million for the year to date, which compared favourably to the previous quarter and to the comparable periods of last year. Strong shipments offset weaker or flat pricing, as well as the negative impact of the strong Canadian dollar. Cost of products sold rose on higher energy costs and production volumes for pulp, but these increases were partly offset by slightly lower production volumes for lumber relative to the comparable periods. Other expenses were essentially consistent with the comparable periods. The strength of financial results led to another profit-sharing provision, though an actual payment will be conditional on the Company’s full-year performance. Other income, which includes realized and unrealized impacts of foreign exchange on working-capital balances, sales realizations and hedging programs, contributed $12.1 million, up substantially from the comparable periods. The net result was $12.9 million in operating earnings, which compared very favourably to the previous period but was down from the same period last year. The Company’s year-to-date operating earnings of $18.0 million matched its performance for the same period last year.

On April 1, 2011, the Company refinanced its US$190 million in 7.75% senior notes, due 2013, with US$210 million in 8.5% notes, due 2021. Financing expenses in the quarter were comparable to the previous period and the same period last year, benefitting from the strong Canadian dollar’s impact on U.S.-dollar-denominated interest and more than offsetting the higher coupon rate. The period’s refinancing expenses included the call premium and unamortized balance of expenses associated with the original issuance of the 2013 notes. The refinancing expenses associated with the current refinancing will be amortized over the 10-year life of the new bonds.

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

The Canadian dollar surged early in the quarter before retreating to levels similar to those seen at the start of the period. The result was a small unrealized gain on the U.S.-dollar-denominated debt as compared to significant gains and losses in comparable periods.

After provision for income tax of $1.3 million, the Company recorded $3.5 million in net earnings for the quarter, down from $5.1 million in the previous period but up from the $2.4 million realized in the same quarter of 2010. The year-to-date net earnings of $8.6 million compared very favourably to the $4.4 million in net earnings for the same period last year.

	Three months ended			Six months ended
	Jun. 30/11	Mar. 31/11	Jun. 30/10	Jun. 30/11	Jun. 30/10
	(in millions of Canadian dollars)			(in millions of Canadian dollars)
Adjusted EBITDA data:
Net earnings, as reported	$3.5	$5.1	$2.4	$8.6	$4.4
Add/(subtract)
Income tax expense	1.3	1.0	2.3	2.3	2.0
Financing expense	4.3	3.7	4.6	8.0	9.1
Refinancing expense	4.6	0.0	0.0	4.6	0.0
Exchange (gain)/loss on long-term debt	(0.8)	(4.8)	9.3	(5.5)	2.6
Operating earnings, as reported	$12.9	$5.1	$18.5	$18.0	$18.0
Depreciation & amortization	2.8	2.8	2.7	5.6	5.5
Unrealized portion of other expense	(2.5)	(4.3)	(6.6)	(6.8)	(1.5)
EBITDA, as reported	$13.2	$3.5	$14.7	$16.7	$22.0
Negative (positive) impact of inventory valuation	1.1	(0.1)	1.0	1.0	(0.6)
Adjusted EBITDA	$14.3	$3.4	$15.7	$17.7	$21.4

The Company’s EBITDA of $13.2 million in the quarter was nearly $10 million greater than the previous quarter’s, but $1.5 million lower than the $14.7 million recorded in the same period last year. Included in this calculation was a $1.1 million non-cash inventory write-down of finished-product and log inventories in the lumber segment. When taken into account, the write-down results in an adjusted (cash) EBITDA of $14.3 million for the period.

The Company reported year-to-date EBITDA of $16.7 million and year-to-date adjusted EBITDA of $17.7 million, which compared unfavourably to the same period last year.

Lumber

	Three months ended			Six months ended
	Jun. 30/11	Mar. 31/11	Jun. 30/10	Jun. 30/11	Jun. 30/10

Production-SPF-mmfbm	89.2	88.3	100.5	177.5	185.2
Shipments -SPF-mmfbm	108.8	95.1	111.4	203.9	201.4
Benchmark price -SPF#2&Better-US$ per mfbm	$243	$297	$262	$270	$265

Revenue - millions	$27.6	$26.1	$32.7	$53.7	$57.0
Cost of products sold - millions	27.1	25.4	28.0	52.6	50.7
Inventory valuation adjustments - millions	1.1	(0.1)	1.0	1.0	(0.6)
Other realized (gains)/losses - millions	(10.1)	0.4	(4.5)	(9.7)	(4.0)
EBITDA - millions	$9.4	$0.4	$8.2	$9.8	$10.9
EBITDA margin - %	34%	1%	25%	18%	19%

Other unrealized (gains)/losses - millions	(1.9)	(3.9)	(4.8)	(5.8)	(3.4)
Depreciation & amortization - millions	1.0	1.0	1.0	2.0	2.0
Operating earnings - millions	$10.4	$3.3	$12.0	$13.7	$12.4

Capital expenditures - millions	$11.3	$11.8	$2.8	$23.1	$3.7

The softwood lumber market weakened in the quarter as foreign demand, primarily from China, proved insufficient to compensate for the ailing housing market in North America, which showed little sign of recovery. Benchmark pricing, which had been buoyed by Chinese demand in the first quarter, fell off nearly 20% in the period. While the Canadian dollar’s above-parity position relative to the U.S. dollar has helped maintain a price floor in the low $200/mfbm range, there is little expectation of any significant improvement in market conditions through the balance of the year.

The Company’s sales realizations in the quarter did not fall by as much as benchmark pricing, despite the negative impact of the Canada-U.S. dollar translation, with the more favourable results reflecting the impacts of grade mix and a sales lag from the first quarter. The Company continues to benefit from its relatively strong position in the small but significant specialties market, in which pricing is neither as volatile nor as extreme as in the commodity softwood lumber market. Though the Company has only modest direct sales into the offshore markets of China and Japan, it is realizing a benefit through reduced competition for North American sales from Western Canadian competitors who are now intently focused on these markets.

The sawmills continued to run well in the quarter, with production of 89.2 mmfbm for the period and 177.5 mmfbm in the year to date. These volumes were, however, lower than in the same periods last year, which had benefited from the implementation of extra shifts to address an inventory build-up. The Company expects production to continue at roughly the current levels for the foreseeable future.

Segment revenue of $27.6 million for the quarter was comparable to the $26.1 million recorded in the previous quarter, as strong shipments compensated for weaker sales realizations. Unfavourable year-over-year comparisons for both the three- and six-month periods reflected weaker sales realizations, as the shipment volumes were largely consistent.

The lumber segment’s cost of goods sold in the period was higher than in the previous quarter, in part due to the impact of a $1.1 million inventory write-down on finished-product and log inventories to the lesser of cost and anticipated net realizations. After accounting for this adjustment, per-unit costs were actually lower than the previous quarter’s, although somewhat higher than those recorded in the same period last year. Higher fuel costs continued to have a negative effect on log delivery costs and, thus, production costs.

The relative strength of lumber pricing in the previous quarter, unsupported by any improvement in market dynamics, provided an opportunity to protect against the current price weakness. The Company took an aggressive hedging position on the Chicago Mercantile Exchange (CME), a strategy that resulted in nearly $10 million in realized gains in the current quarter and a continuing, though considerably smaller, position that will provide benefit in the coming quarter. The Company recognizes the strategic value of defensive hedging on major inputs and, when appropriate, on product sales; its hedging activities are limited to its capacity for physical consumption or production of goods, however, and are not entered into for speculative purposes.

Capital expenditures were largely dominated by the Fox Creek sawmill reconstruction project. The Company spent $10.4 million on this project, and a further $0.9 million on its Whitecourt and Boyle lumber facilities for maintenance-of-business items, during the period. The Fox Creek project remains on schedule, though poor weather conditions have resulted in higher than expected expenditures. The revised guidance on future project costs anticipates expenditures of $15 million to $20 million in the remaining two quarters. The Company remains confident that, when the Fox Creek sawmill begins commercial production by the end of the year, it will be among the lowest-cost sawmills in North America and make positive contributions to the financial performance of the lumber segment.

Pulp

	Three months ended			Six months ended
	Jun. 30/11	Mar. 31/11	Jun. 30/10	Jun. 30/11	Jun. 30/10

Production-thousands of tonnes	81.6	78.8	76.8	160.3	143.6
Shipments -thousands of tonnes	76.6	74.7	60.2	151.3	125.5
Benchmark price -NBSK, US$ per tonne	$1,025	$970	$993	$998	$937
Benchmark price -BEK, US$ per tonne	$860	$850	$883	$855	$822

Revenue - millions	$44.1	$43.5	$41.5	$87.7	$82.8
Cost of products sold - millions	36.0	35.5	27.4	71.4	59.4
Other realized (gains)/losses - millions	0.5	1.2	3.4	1.7	5.3
EBITDA - millions	$7.7	$6.9	$10.7	$14.5	$18.1
EBITDA margin - %	17%	16%	26%	17%	22%

Other unrealized (gains)/losses - millions	(0.5)	(0.4)	(1.8)	(0.9)	2.0
Depreciation & amortization - millions	1.8	1.8	1.7	3.5	3.5
Operating earnings - millions	$6.5	$5.5	$10.8	$12.0	$12.7

Capital expenditures - millions	$0.5	$0.4	$0.3	$0.8	$0.3

The global pulp market carried the positive tone of the first quarter into the second quarter of this year, with modest benchmark pricing improvements realized; however, global economic uncertainty began to weigh on pulp and paper markets, with indications of price erosion of the benchmark grades seen early in the third quarter. The BCTMP market had disengaged from its historic pricing relationships with the benchmark grades a year ago, when it failed to realize the same pricing increases seen elsewhere in pulp markets arising from the supply impacts of the Chilean earthquake of early 2010. This price differential was widened further by the introduction late last year of capacity from a new two-line BCTMP mill in China, though supply constriction due to the loss of production from older Chinese mills has served, thus far, to hold off any BCTMP price erosion. The Company had previously indicated its expectation that the gap between BCTMP and benchmark pricing would likely close in the coming quarters and more normalized pricing relationships be resumed. This may well occur through a weakening of benchmark pricing that will not affect BCTMP pricing to the same degree.

Even after accounting for the negative impact of the strengthening Canadian dollar on U.S.-dollar-denominated pricing, the pulp segment’s per-unit sales realizations held firm through the quarter, declining by less than 1% relative to the previous period. Revenue was up on strong shipments of 76.6 thousand tonnes, which compared favourably to the 74.7 thousand tonnes shipped in the previous quarter and the 60.2 thousand tonnes in the same period last year, when the mill had experienced production constraints related to severe winter operating conditions in 2009-10. The Company’s investment of capital in late 2010 was successful in remedying these operational issues, which did not re-occur this past winter.

With quarterly output of 81.6 thousand tonnes, the pulp mill continued its exceptional productivity, setting daily, monthly and quarterly production records during the reporting period. Year-to-date production of 160.3 thousand tonnes exceeded shipments of 151.3 thousand, as the Company continued to build inventories as part of a plan to reestablish a larger presence in the European market and further diversify geographic sales in support of its long-held risk-management strategy.

As a result of the modest increase in shipments and price stability, pulp-segment revenue for the quarter increased by $600 thousand, or 1.3%, to $44.1 million, which compared positively to the previous quarter’s revenue of $43.5 million. Year-over-year comparisons reflect the previously noted impact of weather-related operational isues on 2010 shipments. Cost of goods sold increased overall, but decreased on a per-unit basis, on higher production volumes.

The pulp segment generated $7.7 million in EBITDA, which was comparable to the $6.9 million generated in the first quarter this year. Year-to-date EBITDA of $14.5 million was below the $18.1 million generated in the same period last year, when stronger pricing more than offset higher costs and lower production and shipments.

Capital expenditures of $0.5 million for the quarter and $0.8 million year to date were restricted to maintenance of business activities.

The Company has received approval for $17.5 million in grant funding under the Province of Alberta’s ecoTrust program, which supports the development of clean energy technology. The funds are committed to a proposed technology demonstration project at the pulp mill, in which organic material in mill waste water would be converted into bioenergy, to offset purchased energy costs. Still subject to Company approval and ratification of a government agreement, the project, if it proceeds, would take about two years and cost approximately $35 million to complete.

Corporate and Other

	Three months ended			Six months ended
	Jun. 30/11	Mar. 31/11	Jun. 30/10	Jun. 30/11	Jun. 30/10
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Revenue	$0.1	$0.1	$0.1	$0.2	$0.1
Cost of products sold	4.0	3.8	4.2	7.8	7.1
EBITDA - millions	$(3.9)	$(3.7)	$(4.2)	$(7.6)	$(7.0)

Depreciation & amortization	0.0	0.0	0.0	0.1	0.0
Operating loss	$(3.9)	$(3.7)	$(4.2)	(7.7)	$(7.0)

Capital expenditures	$0.1	$0.0	$0.1	$0.2	$0.1

The Company’s corporate and other segment recorded a $3.9 million operating loss in the second quarter, which was comparable to the $3.7 million operating loss in the previous quarter and the $4.2 million in the same period last year. Included in these results were provisions for profit sharing, the payment of which will be dependent upon the Company’s financial performance through the balance of the year. Apart from these provisions, the Company’s general and administration costs reflected higher than normal professional and consulting fees associated with an insurance review, as well as with industry and government relations activities.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate of 26.5% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange loss on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended			Six months ended
	Jun. 30/11	Mar. 31/11	Jun. 30/10	Jun. 30/11	Jun. 30/10
	(in millions of Canadian dollars)			(in millions of Canadian dollars)
Selected cash flow items
Operating activities:
Cash provided (used) before change in working capital	$19.0	$3.8	$18.9	$22.8	$25.0

Change in non-cash working capital	9.2	(12.5)	9.3	(3.3)	(12.8)

Investing activities:
Additions to property plant and equipment	(11.9)	(12.2)	(3.2)	(24.1)	(4.1)
Changes in working capital for investing activities	(1.4)	3.5	0.0	2.1	0.0
Other	2.2	0.1	0.1	2.2	0.3

Financing activities:
Increase in borrowings	201.3	0.0	0.0	201.3	0.0
Repayment of borrowings	(189.2)	(0.3)	(8.1)	(189.5)	(9.0)
Finance expenses paid	(8.8)	(0.6)	0.0	(9.4)	0.0
Deferred financing expense	(5.0)	0.0	0.0	(5.0)	0.0
Dividend	(0.8)	0.0	0.0	(0.8)	0.0

Increase (decrease) in cash	$14.7	$(18.2)	$17.0	$(3.5)	$(0.6)

Opening Cash	$26.8	$45.1	$43.6	$45.1	$61.2
Closing Cash	$41.5	$26.8	$60.6	$41.5	$60.6

The Company ended the quarter with $41.5 million in cash, up from $26.8 million held at the beginning of the quarter and consistent with the $45.1 million held at the start the year. The Company’s strong cash position in the quarter reflected positive contributions from operations as well as the beginning of the seasonal reduction in working capital, which offset investment activities, while financing activities were essentially neutral.

The $9.2 million sourced from changes in working capital balances reflected a seasonal reduction in log inventories, reversing the corresponding build-up in the first quarter. It was offset, in part, by an increase in pulp inventory associated with the rebalancing of inventories to support a growing market position in Europe. A $4.5 million reduction of accounts receivable only partially offset a substantive $17.8 million reduction in accounts payable. Accounts payable had been unusually high at the end of the first quarter, the result both of severe spring weather that extended the logging season much later than normal and of the Fox Creek reconstruction project, and was below normal in the current period, as continued weather challenges hampered summer logging activities and modestly delayed some expenditures related to the Fox Creek project.

Capital expenditures of $11.9 million were dominated by the $10.4 million in costs associated with the Fox Creek project. The Company expects the project to draw approximately the same amount in the third quarter, then to see expenditures decrease to the $7.0 to $9.0 million range in the fourth quarter. Other capital expenditures are expected to be approximately $3.0 to $4.0 million for the balance of the year, resulting in a total capex of $5.0 million, not including Fox Creek, for maintenance of business and smaller, high-return projects.

On April 1, 2011, the Company concluded a refinancing of its long-term debt, replacing its existing US$190 million in senior notes, due November 2013, with a new issue of US$210 million in notes, due April 2021, and bearing interest at 8.5% . This transaction resulted in a write-off of unamortized financing expenses related to the previous bond issue, the call premium on early redemption and the payment of accrued interest totalling $8.8 million. The establishment of a refinancing expense of $5.0 million will be amortized over the life of the new bonds. When the Company entered the bond market during the first quarter, it had sought to sell US$200 million in notes; the additional bonds sold will provide financial flexibility as the Company pursues investments in high-return projects, including opportunities that have been identified in the area of bioenergy.

The Company declared a dividend of $750 thousand during the quarter, which was paid in cash to its parent company. This activity does not represent the establishment of a defined dividend policy, and the declaration of any future dividends will be made with consideration of the Company’s financial position and outlook.

At the end of the quarter, $50.0 million was available under the Company’s revolving-credit facility, of which $3.1 million was committed to standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.